Exhibit (a)(5)(H)

FOR IMMEDIATE RELEASE
Investor/Media Contact:
358 South Main Street	Bill Bonello – 336-436-7732
Burlington, NC 27215	Company Information: www.labcorp.com
Telephone: (336) 584-5171

LabCorp Successfully Completes Cash Tender Offer for Outstanding Shares of Monogram Biosciences, Inc.

Burlington, NC, August 4, 2009—Laboratory Corporation of America® Holdings (NYSE: LH) today announced the successful completion of the cash tender offer by its wholly owned subsidiary, Mastiff Acquisition Corp., for the outstanding shares of common stock of Monogram Biosciences, Inc. (NASDAQ: MGRM). The tender offer expired at 12:00 midnight, New York City time, at the end of the day on Monday, August 3, 2009.

The depositary for the tender offer has advised LabCorp that as of the expiration of the tender offer, stockholders of Monogram validly tendered 21,481,203 shares of Monogram common stock, including 1,761,597 shares of Monogram common stock tendered through notices of guaranteed delivery. The shares tendered represent approximately 93% of the outstanding shares of Monogram. All Monogram shares validly tendered in the offer (other than shares tendered through notices of guaranteed delivery) have been accepted for payment, and LabCorp expects to pay promptly for all such shares. Shares validly tendered in satisfaction of notices of guaranteed delivery will also be accepted for payment and LabCorp expects to pay promptly for all such shares.

LabCorp also announced that Mastiff exercised its top-up option pursuant to the terms of the previously announced agreement and plan of merger entered into with Monogram and, as a result, Mastiff intends to effect a short-form merger as permitted by the Delaware General Corporation law by the close of business on August 4, 2009, without the need for a meeting of Monogram’s stockholders. In the merger, each share not tendered and accepted for payment in the offer, other than those shares with respect to which the holders properly exercise appraisal rights and shares held by LabCorp or Mastiff, will be converted into the right to receive $4.55 in cash, without interest thereon and subject to applicable withholding taxes. As a result of the merger, Monogram will become a wholly-owned subsidiary of LabCorp, and Monogram shares will cease to be traded on the NASDAQ Global Market.

About LabCorp®

Laboratory Corporation of America® Holdings, a S&P 500 company, is a pioneer in commercializing new diagnostic technologies and the first in its industry to embrace genomic testing. With annual revenues of $4.5 billion in 2008, over 28,000 employees worldwide, and more than 220,000 clients, LabCorp offers clinical assays ranging from routine blood analyses to HIV and genomic testing. LabCorp combines its expertise in innovative clinical testing technology with its Centers of Excellence: The Center for Molecular Biology and Pathology, National Genetics Institute, Inc., ViroMed Laboratories, Inc., The Center for Esoteric Testing, Litholink Corporation, DIANON Systems, Inc., US LABS, and Esoterix and its Colorado Coagulation, Endocrine Sciences, and Cytometry Associates laboratories. LabCorp conducts clinical trial testing through its Esoterix Clinical Trials Services division. LabCorp clients include physicians, government agencies, managed care organizations, hospitals, clinical labs, and pharmaceutical companies. To learn more about our organization, visit our Web site at: www.labcorp.com.

Caution Concerning Forward-Looking Statements

Investors are cautioned that statements in this press release that are not strictly historical statements, including, without limitation, statements relating to the expected timing of the transaction, constitute forward-looking statements. These statements are based on current expectations, forecasts and assumptions of LabCorp and Monogram Biosciences, Inc. that are subject to risks and uncertainties that could cause actual outcomes and results to differ materially from those statements. Risks and uncertainties include, among others, the risk that the conditions to the merger set forth in the agreement and plan of merger will not be satisfied and the transactions will not be consummated, uncertainties as to the timing of the merger; as well as other factors detailed in LabCorp’s and Monogram Biosciences, Inc.’s filings with the Securities and Exchange Commission, including LabCorp’s Annual Report on Form 10-K for the year ended December 31, 2008 and subsequent SEC filings, and Monogram Biosciences, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2008 and subsequent SEC filings.

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